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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 1, 2017	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	Court Decision Regarding Stake in Tata Teleservices

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NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 1, 2017

Court Decision Regarding Stake in Tata Teleservices

NTT DOCOMO, INC. announced today that on April 28, 2017 the High Court of Delhi (the “Court”) delivered a court decision declaring that the arbitration award rendered by the London Court of International Arbitration (the “LCIA Award”) regarding DOCOMO’s stake in Tata Teleservices Limited (“TTSL”), which was announced previously in a Form 6-K filing entitled “Arbitration Award Regarding Stake in Tata Teleservices” filed on June 24, 2016, is enforceable in India.

1. Background of the Court Decision

DOCOMO received the LCIA Award on June 23, 2016. On July 8, 2016, DOCOMO submitted an application to the Court requesting enforcement of the LCIA Award in India. On February 25, 2017, DOCOMO and Tata Sons Limited (“Tata Sons”) submitted a joint application to the Court requesting the Court to declare that the LCIA Award is enforceable in India. On April 28, 2017, the Court delivered a court decision approving the joint application.

2. Summary of the Court Decision

•	Recognizing the enforceability of the LCIA Award in India, the court decision orders Tata Sons to remit to DOCOMO the approximately US$1.18 billion (approximately ¥130 billion*) that Tata Sons has deposited with the Court.

•	The court decision orders DOCOMO to assist in the transfer of its shares in TTSL, which have already been tendered as per the LCIA Award, to Tata Sons upon receipt of the US$1.18 billion.

*	Calculated based on the exchange rate as of April 30, 2017 of US$1 = ¥111.29

3. Others

The remittance will be made after the necessary procedures, including a notice filing with the Competition Commission of India for the share transfer of TTSL, are completed. While the timing of actual remittance is uncertain, DOCOMO will update this information in a timely fashion if any matter affecting DOCOMO’s corporate earnings and requiring disclosure arises.

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 73 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit https://www.nttdocomo.co.jp/english/.